UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2022

Virtuoso Surgical, Inc.

(Exact name of issuer as specified in its charter)

Tennessee	81-2994832
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5701 Old Harding Pike, Suite 200

Nashville, Tennessee 37205

(Full mailing address of principal executive offices)

(615) 352-9519

(Issuer’s telephone number, including area code)

i

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

In this Semiannual Report on Form 1-SA (this “Report”), the terms “Virtuoso,” “Company,” “we,” “our,” or “us” refer to Virtuoso Surgical, Inc. The following discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2022 should be read in conjunction with our financial statements and the related notes included elsewhere in this Report.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, the following discussion and analysis contains “forward-looking statements.” Forward-looking statements describe the Company’s current expectations or forecasts of future events as of the date of this Report and are not statements of historical fact. These forward-looking statements include information about possible or assumed future events, including, among other things, discussion and analysis of the Company’s assets, business, capital expenditures, cash flows, cost management, condition (financial and otherwise), indebtedness, liquidity, profitability, prospects, results of operations, revenues, and strategic plans. Words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” and variations of these words and similar expressions are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and/or could cause actual results and the timing of events to differ materially from those expressed or forecasted in the forward-looking statements. For a detailed discussion of the various factors that could cause our actual results to differ from expectations, please refer to the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Offering Circular filed with the Securities and Exchange Commission (the “SEC”) on September 7, 2022. We assume no obligation to update any of these forward-looking statements except to the extent required by applicable law.

Management’s Discussion and Analysis

In the first six months of 2022, the Company made great strides toward its primary goal for this year of finishing the design of its initial commercial model and preparing for system testing and regulatory review that is targeted for next year. The Company is entering a time of organizational transition, transforming from a research and development company to a formal, registered medical-device manufacturer.

Leading this transition is Dr. Duke Herrell, our Chief Medical Officer and, since April 1, 2022, our Interim Chief Executive Officer (“CEO”). In April of this year, Dr. Herrell took a leave from his clinical practice of 21 years at Vanderbilt University Medical Center to begin work as Interim CEO for Virtuoso. His primary duties as Interim CEO are to: (i) lead our capital-raising efforts; (ii) oversee the hiring of a permanent CEO (preferably a person with extensive medical-device-manufacturing experience); (iii) prepare the groundwork for the Company’s first clinical study; and (iv) continue to lend his clinical expertise to the research and development team. It is expected that Dr. Herrell will continue as Interim CEO until a permanent CEO is hired. Furthermore, it is expected that Dr. Herrell will soon return to his clinical surgical practice at Vanderbilt on a limited basis. From the Company’s perspective, it is vitally important for Dr. Herrell to maintain his surgical skills and expertise in the robotic surgical field while he continues in his role as Chief Medical Officer for the Company.

Operationally, the Virtuoso System is on pace to enter “design freeze” by the end of 2022, which means that the system design will be, for all practical purposes, complete and ready for system fabrication. Once fabricated, during a process called “verification and validation,” the initial model will be first tested for safety in the early to middle part of 2023 and then used in a first-in-human clinical study planned for late 2023 at this time. The results of this key study will be submitted, along with indications, design, testing, safety data, and other requirements, to the U.S. Food and Drug Administration (the “FDA”) for regulatory approval to sell our system in the United States.

The Virtuoso System has three main sub-components: (i) the Surgeon Input Device; (ii) the Surgeon Workstation; and (iii) the mountable Endoscope/Motor Pack. Of these sub-components, the Surgeon Input Device and Surgeon Workstation entered design freeze in September 2022, and the mountable Endoscope/Motor Pack remains on schedule to enter design freeze by the end of the year.

2

Since the Company was founded in 2016, Virtuoso has been funded by government grants and angel investments from individuals. To date, the Company has received approximately $3.6 million in government grants and, through the periodic sales of Common Stock and Class A Preferred Stock, approximately $9.5 million in angel investments. To further its capital-raising efforts, in June 2022, the Company filed an Offering Statement on Form 1-A with the SEC to conduct a Regulation A, Tier 2 offering (the “Regulation A+ Offering”) of up to $20 million of Common Stock. In September of this year, the SEC qualified the Regulation A+ Offering, and initial sales of Common Stock to the public have begun.

The Board of Directors continues to target 12 months of operating cash on hand, at a minimal burn rate. Although the Company generally has been able to meet its target during 2022, during the summer of this year, the Company’s operating cash on hand, at a minimal burn rate, went below 12 months to approximately 10 months. The Company expects that, with the sale of Common Stock under the Regulation A+ Offering, its operating cash on hand will return to at least a 12 month runway.

Under Dr. Herrell’s leadership, the Company continues to have substantive ongoing discussions with a number of major medical-device manufacturers and venture capital companies. To date, none of those discussions have progressed to a formal term sheet. However, we intend to continue to pursue additional capital through such venture capital investments or strategic partnerships.

Looking to the future, management of the Company currently expects to complete testing of the Virtuoso System in 2023, with an appropriate urological clinical study during the year. If the testing and clinical results are positive, the Company expects to file a classification request with the FDA in 2024 for approval of the Virtuoso System in the United States for transurethral urologic procedures. While the timeline and details of those tests and governmental decisions remain fluid, and have not been fully determined, management of the Company believes that this is the best course to begin commercial sales of the Virtuoso System in the United States at the earliest possible time.

As a whole, management of the Company is exceedingly pleased with the current progress and prospects of the Company’s engineering, finance, clinical and regulatory operations. As the Company pivots from being a research and development company to a medical-device manufacturer over the coming few years, management believes that the operations of the Company will expand as more capital becomes available to it.

Item 2.	Other Information

None.

3

Item 3.	Financial Statements

4

Virtuoso Surgical, Inc.

Balance Sheets

June 30, 2022 (Unaudited) and December 31, 2021

	June 30, 2022	December 31, 2021
	(Unaudited)
Assets
Cash and cash equivalents	$1,392,286	$1,312,227
Investments	150,080	401,058
Prepayments	25,381	62,866

Total current assets	1,567,747	1,776,151

Property and equipment, net	1,764,857	1,714,384

Total assets	$3,332,604	$3,490,535

Liabilities
Accounts payable	$91,745	$182,735
Accrued liabilities	290,816	167,018

Total current liabilities	382,561	349,753

Total liabilities	382,561	349,753

Stockholders’ Equity
Convertible Class A preferred stock, $1 par value, 50,000,000 shares authorized, 3,765,750 and 3,559,750 shares issued and outstanding on June 30, 2022 and December 31, 2021, respectively, aggregate liquidation preference of $4,535,134 and $4,065,698 on June 30, 2022 and December 31, 2021, respectively	3,765,750	3,559,750
Common stock, no par value, 2,000,000 shares authorized, 1,093,853 and 1,083,833 shares issued and outstanding on June 30, 2022 and December 31, 2021, respectively	5,442,750	4,941,750
Accumulated deficit	(6,258,457)	(5,360,718)

Total stockholders’ equity	2,950,043	3,140,782

Total liabilities and stockholders’ equity	$3,332,604	$3,490,535

See notes to financial statements

F-1

Virtuoso Surgical, Inc.

Statements of Operations (Unaudited)

For the six months ended June 30, 2022 and 2021

	2022	2021
Operating Expenses
Research and development	$744,872	$844,375
General and administrative	267,003	842,466

Total operating expenses	1,011,875	1,686,841

Other Income
Government grants	176,971	204,759
Interest income	1,842	213

Total other income	178,813	204,972

Net loss	$(833,062)	$(1,481,869)

See notes to financial statements

F-2

Virtuoso Surgical, Inc.

Statement of Stockholders’ Equity (Unaudited)

For the six months ended June 30, 2022 and 2021

	Preferred Stock		Common Stock
					Accumulated
	Class A Shares	Amount	Shares	Amount	Deficit	Total
Balance on January 1, 2021	3,307,500	$3,307,500	1,040,000	$2,750,000	$(3,045,220)	$3,012,280
Stock issuance costs	-	-	-	-	(70,706)	(70,706)
Issuance of Class A shares	113,250	113,250	-	-	-	113,250
Issuance of common shares	-	-	15,000	750,000	-	750,000
Stock-based compensation awards	-	-	5,000	250,000	-	250,000
Net loss	-	-	-	-	(1,481,869)	(1,481,869)
Balance on June 30, 2021	3,420,750	$3,420,750	1,060,000	$3,750,000	$(4,597,795)	$2,572,955

Balance on January 1, 2022	3,559,750	$3,559,750	1,083,833	$4,941,750	$(5,360,718)	$3,140,782
Stock issuance costs	-	-	-	-	(64,677)	(64,677)
Issuance of Class A shares	206,000	206,000	-	-	-	206,000
Issuance of common shares	-	-	10,020	501,000	-	501,000
Stock-based compensation awards	-	-	-	-	-	-
Net loss	-	-	-	-	(833,062)	(833,062)
Balance on June 30, 2022	3,765,750	$3,765,750	1,093,853	$5,442,750	$(6,258,457)	$2,950,043

See notes to financial statements

F-3

Virtuoso Surgical, Inc.

Statements of Cash Flows (Unaudited)

For the six months ended June 30, 2022 and 2021

	2022	2021
Cash flows from operating activities
Net loss	$(833,062)	$(1,481,869)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	32,908	32,077
Stock-based compensation awards	-	250,000
Change in investments	(22)	-
Decrease in prepayments	37,485	8,853
(Decrease) increase in accounts payable	(90,990)	8,077
Increase (decrease) in accrued liabilities	123,798	(12,814)

Net cash used in operating activities	(729,883)	(1,195,676)

Cash flows from investing activities
Proceeds from sale of investments	251,000	998,000
Purchases of property and equipment	(83,381)	(413,645)

Net cash provided by investing activities	167,619	584,355

Cash flows from financing activities
Proceeds from sale of common stock	501,000	750,000
Payments for stock issuance costs	(64,677)	(65,373)
Proceeds from sale of convertible preferred stock	206,000	113,250

Net cash provided by financing activities	642,323	797,877

Net increase in cash and cash equivalents	80,059	186,556

Cash and cash equivalents at beginning of period	1,312,227	1,266,883

Cash and cash equivalents at end of period	$1,392,286	$1,453,439

See notes to financial statements

F-4

Virtuoso Surgical, Inc.

Notes to Financial Statements (Unaudited)

For the six months ended June 30, 2022 and 2021

Note 1: Organization and Nature of Operations

Nature of business

Virtuoso Surgical, Inc. (the Company) was incorporated in April 2016, as a Tennessee corporation, with operations based in Nashville, Tennessee. The Company was formed to design, develop, and market medical devices to transform minimally invasive surgery by providing dexterous, accurate and cost-effective robotic tools. Since incorporation, the Company has devoted substantially all efforts to research and development, business planning, recruiting management and technical staff, acquiring operating assets, and raising capital. The Company has not commenced its planned principal commercial operations.

Liquidity and Capital Resources

The Company is subject to similar risks as other medical device companies, including, but not limited to, raising additional capital, development by its competitors of new technological innovations, safety and efficacy of the product in clinical trials, the regulatory approval process governing medical devices, market acceptance of the Company’s products, and protection of proprietary technology. The Company has funded its operations to date primarily through federal grants, a State of Tennessee Small Business Innovation Research (SBIR) matching grant and the sale of preferred and common stock.

The Company believes that its cash and cash equivalents as of June 30, 2022, combined with remaining grant funds and periodic sales of the Company’s preferred and common stock, are sufficient to fund its operations for at least 12 months from the issuance of these financial statements. The Company expects to continue to incur additional losses in the foreseeable future due to the Company’s research and development activities.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and include all adjustments necessary for the fair presentation of the Company’s financial position, results of operations, and cash flows for the periods presented. The Company operates in one operating segment and, accordingly, no segment disclosures have been presented herein. The Company’s management performed an evaluation of its activities through the date of filing of these financial statements and concluded that there are no subsequent events requiring disclosure, other than as disclosed.

Interim Unaudited Financial Data

The Company’s financial statements reflect all adjustments, which are, in our opinion, of a normal recurring nature and necessary for a fair presentation of our financial position, results of operations, and cash flows for the interim periods. Interim results of operations are not necessarily indicative of the results to be expected for the full year. These financial statements, including notes, are unaudited, and exclude some of the disclosures required for annual financial statements, and should be read in conjunction with our audited financial statements for the year ended December 31, 2021, included in the Company’s Annual Report on Form 1-K filed with the SEC on May 2, 2022.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

F-5

Virtuoso Surgical, Inc.

Notes to Financial Statements (Unaudited)

For the six months ended June 30, 2022 and 2021

Note 2: Summary of Significant Accounting Policies (Continued)

Cash and cash equivalents

Cash equivalents include all highly liquid investments with original maturities within 90 days from the date of purchase.

Concentrations of credit risk

Cash and cash equivalents are financial instruments that potentially subject the Company to concentrations of credit risk.

Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Repairs and maintenance costs are expensed as incurred, whereas major improvements are capitalized as additions to property and equipment.

Capitalized software costs represent costs incurred after technological feasibility was established. It is anticipated further costs will be capitalized until development is complete and a working model is ready for customer testing. Costs thereafter will be expensed as incurred.

Depreciation is provided using the straight-line method over the following estimated useful lives when the corresponding asset is placed in service:

Asset Classification	Useful Life
Laboratory equipment	Five years
Computer equipment	Five years
Office furniture and equipment	Five years
Software (capital)	Three years
Software (developed)	Three years
Leasehold improvements	Lesser of useful life or remaining lease term

Stock-based compensation

The Company records stock-based compensation at fair market value at the date of award.

Government grants

The Company’s grants consist of United States Health and Human Services’ research and development and related matching awards. As each is a cost-reimbursement grant, the Company recognizes revenues up to the amount of incurred, allowable, and paid grant expenditures.

Research and development costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Patent costs

The Company entered into license agreements with two research institutions for patented technology owned by these institutions. The Company expenses as incurred all costs, including legal expenses, associated with obtaining patents until the patented technology becomes feasible. All costs incurred after the patented technology is feasible will be capitalized as an intangible asset. As of June 30, 2022, no costs had been capitalized since inception of the Company.

F-6

Virtuoso Surgical, Inc.

Notes to Financial Statements (Unaudited)

For the six months ended June 30, 2022 and 2021

Note 2: Summary of Significant Accounting Policies (Continued)

The patents under these license agreements require certain initial fees, paid in cash and Common Stock. Royalties, as defined in the agreements, are payable to each institution upon sales of licensed products.

Income taxes

The Company records deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the Company's financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. A valuation allowance is used to reduce the net deferred tax assets to the amount that will more likely than not be realized.

Any interest and penalties are classified in expense in the Company’s financial statements.

Retirement plan

The Company sponsors a Simplified Employee Pension (SEP) retirement plan. The Company contributes to the SEP an amount equal to four percent of each employee’s annual salary. The Company contributed $14,850 and $17,976 for the six months ended June 30, 2022 and 2021, respectively.

Note 3: Investments

The allocation of the investment portfolio as of June 30, 2022 and December 31, 2021 is as follows:

	2022	2021
Certificates of deposit	$150,080	$150,058
United States Treasury Notes	-	251,000
	$150,080	$401,058

Note 4: Property and Equipment

Property and equipment as of June 30, 2022 and December 31, 2021 consisted of the following:

	2022	2021
Laboratory equipment	$279,041	$271,489
Computer equipment	43,373	40,321
Furniture and equipment	12,250	12,250
Software – capital	19,826	19,826
Software – developed	1,594,884	1,522,108
	1,949,374	1,865,994
Less accumulated depreciation and amortization	(184,517)	(151,610)
	$1,764,857	$1,714,384

The Company incurred depreciation and amortization expense of $32,908 and $32,077 for the six months ended June 30, 2022 and 2021, respectively.

F-7

Virtuoso Surgical, Inc.

Notes to Financial Statements (Unaudited)

For the six months ended June 30, 2022 and 2021

Note 5: Government Grants

The Company received certain awards from Federal and local sources to support its research and development activities as follows:

National Institute of Health –
Small Business Innovation Research Program (SBIR) including amendment	$3,132,895
Small Business Technology Transfer Program (SBTT)	224,598
3,357,493
Authorized spending through June 30, 2022	3,348,160
Remaining authorized funds	$9,333

During the six months ended June 30, 2022 and 2021, the Company billed $3,348,160 and $2,801,472, respectively, under the terms of these Federal awards.

In 2021, the Company was awarded and received two $150,000 SBIR matching funding for its Federal grants from Launch Tennessee, of which $55,201 has been spent by the Company with $244,799 recorded as a grant payable in accrued liabilities as of June 30, 2022.

Note 6: Stockholders’ Equity

General

The authorized capital stock of the Company consists of 52,000,000 shares, of which 50,000,000 shares are designated as Class A Preferred Stock (Preferred Stock) and 2,000,000 shares are designated as Common Stock.

Class A Preferred Stock

The Company has sold shares of Preferred Stock at $1.00 per share as follows: 1,075,000 shares in 2018, 230,000 shares in 2019, 2,002,500 shares in 2020, 252,250 shares in 2021 and 206,000 shares in the first six months of 2022. The sales of preferred shares yielded gross proceeds of $1,075,000 in 2018, $230,000 in 2019, $2,002,500 in 2020, $252,250 in 2021, and $206,000 for the first six months of 2022.

The Preferred Stock has the following characteristics:

Voting

The holders of the Preferred Stock shall have no voting or other management rights, or other beneficial rights other than those disclosed in the Company Bylaws.

Dividends

Issued Preferred Stock shares carry a Paid-In-Kind (PIK) dividend of 7% per year, uncompounded. Cumulative dividends for the period from issuance through June 30, 2022 are $769,384.

Other Provisions

Other provisions related to the Preferred Stock are set forth in the Company Bylaws and include certain rights upon a change of control, as defined, including Success Bonus terms, and rights and priorities with respect to consideration received or conversion rights in redemption.

Preferred shares are redeemable upon a change of control of the Company or at any time, at the discretion of the Board of Directors, provided that the redemption must include 100% of a shareholder’s preferred shares at par, plus any accrued PIK and the applicable Success Bonus amount. Until all Preferred Stock shares are redeemed certain restrictions exist as to compensation levels and dividend distributions.

F-8

Virtuoso Surgical, Inc.

Notes to Financial Statements (Unaudited)

For the six months ended June 30, 2022 and 2021

Note 6: Stockholders’ Equity (Continued)

Stock Issuance Costs

The Company recorded stock issuance costs of $383,064 in relation to its previous Regulation A, Tier 2 offering of Preferred Stock as a contra-equity in the statements of stockholders’ equity.

Common Stock

The Company has issued or sold shares of Common Stock as follows: 820,000 shares issued to certain founding parties who have been responsible for incubating and forming the Company and 90,000 shares to research institutions in exchange for certain technology and contractual rights; 85,000 shares issued to employees; 50,000 shares sold between January 1, 2020 and March 30, 2020 at $50 per share yielding proceeds of $2,500,000; 38,833 shares sold in 2021 at $50 per share yielding proceeds of $1,941,750; 10,020 shares sold through the first six months of 2022 at $50 per share yielding proceeds of $501,000; and 10,000 shares issued in stock-based compensation awards.

The Company sold 15,000 shares of Common Stock in the first six months of 2022 at $50 per share yielding proceeds of $750,000.

Note 7: Stock-Based Compensation

The Company awarded 5,000 shares of Common Stock to certain employees in the first six months of 2021. The Company recognized $250,000 as compensation expense in 2021 due to these awards.

Note 8: Related Party Transactions

The Company had the following transactions with stockholders for the six months ended June 30, 2022 and 2021:

	2022	2021
Consulting fees	$81,826	$34,803
Board compensation	40,000	35,000

The Company paid consulting fees to certain board members and investors for research and development services.

On February 6, 2019, a Company officer and stockholder executed a five-year lease agreement for the Company’s office. On May 1, 2019, the Company entered into sublease agreement with the officer and stockholder whereby the Company pays the lease at cost, $6,000 per month.

Note 9: Income Taxes

Since inception, the Company has experienced net operating losses (NOL) which is consistent with a company conducting extensive research and development (R&D) activities. These NOLs and R&D tax credits create net deferred tax assets.

As of December 31, 2021, the Company had net deferred tax assets of $1,269,900. Due to uncertainties surrounding the Company’s ability to generate future taxable income to realize these assets, a full valuation allowance has been established to offset the net deferred tax asset.

As of December 31, 2021, and 2020, the Company had available federal NOL carryforwards of approximately $4,930,000 and $2,890,000, respectively. The NOL generated in 2021 of $2,050,000 and in 2020 of $2,109,000 will carry forward indefinitely and be available to offset up to 80% of future taxable income each year and for five carryback years (per the CARES Act). In addition, the Company had federal R&D credits carryforwards of $37,700 and $142,000 as of December 31, 2021 and 2020, respectively, to reduce future income taxes, if any.

F-9

Virtuoso Surgical, Inc.

Notes to Financial Statements (Unaudited)

For the six months ended June 30, 2022 and 2021

Note 9: Income Taxes (Continued)

These carryforwards begin to expire in 2038 and are subject to review and possible adjustment by the Internal Revenue Code of 1986, as amended.

The Company also has available state NOL carryforwards of approximately $4,888,000 and $2,848,000 as of December 31, 2021 and 2020, respectively, which expire from 2033 to 2036. Additionally, the Company elected to use R&D credits from December 31, 2021 and 2020 of $65,000 and $65,600, respectively, to offset payroll taxes. In 2021, the Company used $59,221 of these credits to offset payroll taxes. In the first six months of 2022, the Company has used $3,949 to offset payroll taxes.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of December 31, 2021 and 2020. Management reevaluates the positive and negative evidence at each reporting period. The Company’s valuation allowance increased by $568,100 and $503,300 for the years ended December 31, 2021 and 2020, respectively.

The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the Company believes that it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcome of examinations by tax authorities in determining the adequacy of its provision for income taxes.

As of December 31, 2021, the Company’s U.S. federal and state tax returns remain subject to examination by tax authorities beginning with the tax year ended December 31, 2018. However, due to NOLs and credit carryforwards being generated and carried forward from prior tax years, substantially all tax years may also be subject to examination.

During the years ended December 31, 2021 and 2020, the Company’s interest and penalties relating to taxes were insignificant, and none were accrued on December 31, 2021 and 2020.

Note 10: Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. Fair value should be based on the assumptions market participants would use when pricing an asset. U.S. GAAP establishes a fair value hierarchy that prioritizes investments based on those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets (observable inputs) and the lowest priority to an entity’s assumptions (unobservable inputs). The Company groups assets at fair value in three Fair Value Measurements levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. These levels are as follows:

Level 1 – Unadjusted quoted market prices for identical assets or liabilities in active markets as of the measurement date.

Level 2 – Other observable inputs, either directly or indirectly, including:

•	Quoted prices for similar assets/liabilities in active markets;
•	Quoted prices for identical or similar assets in non-active markets;
•	Inputs other than quoted prices that are observable for the asset/liability; and
•	Inputs that are derived principally from or corroborated by other observable market data.

F-10

Virtuoso Surgical, Inc.

Notes to Financial Statements (Unaudited)

For the six months ended June 30, 2022 and 2021

Note 10: Fair Value Measurements (Continued)

Level 3 – Unobservable inputs that cannot be corroborated by observable market data.

The Company’s significant financial instruments are cash and cash equivalents and other short-term assets and liabilities. For these financial instruments carrying values approximate fair value.

Note 11: Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize assets and liabilities for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee is not expected to significantly change under such guidance. This ASU is effective for the Company for the year ending December 31, 2022. Adoption of this ASU will not have a significant impact on the Company’s financial position and results of operations.

Note 12: Subsequent Events

The Company has evaluated subsequent events through September 21, 2022, the date which the financial statements were available to be issued. There were no subsequent events that need disclosure that have not already been disclosed.

On September 6, 2022, the Company was qualified by the Securities and Exchange Commission to issue up to 333,333 shares of Common Stock, no par value, at an offering price of $60 per share with a minimum purchase requirement of $1,020 under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 Offerings. The offering will terminate at the earlier of 1) the date upon which the maximum amount of offered Common Stock has been sold, 2) September 6, 2024, or 3) the date on which the offering is terminated by the Company in its sole discretion. To date, the Company has sold 868 shares of Common Stock yielding proceeds of $52,080 under this offering.

F-11

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit Number	Description
2.1	Charter of Virtuoso Surgical, Inc.*
2.2	Amended Corporate Bylaws of Virtuoso Surgical, Inc.*
4.1	Form of Subscription Agreement for Regulation A, Tier 2, Offering**
6.1	Technology Licensing - Platform Agreement between the Company and Capital2Market, LLC, dated April 1, 2022**
6.2	Non-Exclusive License Agreement with Johns Hopkins University, effective May 11, 2016*
6.3	License Agreement with Vanderbilt University, effective May 15, 2016*
6.4	Employment Agreement with Richard Hendrick, dated September 7, 2017*
6.5	Employment Agreement with C. Mark Pickrell, dated September 7, 2017*
6.6	Employment Agreement with S. Duke Herrell, dated April 1, 2022**

* Previously filed as an exhibit to Virtuoso Surgical, Inc.’s Regulation A Offering Statement on Form 1-A on December 27, 2019 (Commission File No. 024-11136) and incorporated herein by reference.

** Previously filed as an exhibit to Virtuoso Surgical, Inc.’s Regulation A Offering Statement on Form 1-A on June 21, 2022 (Commission File No. 024-11915) and incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRTUOSO SURGICAL, INC.

By:	/s/ S. Duke Herrell
S. Duke Herrell
Interim Chief Executive Officer, Chief Medical Officer, and Director (principal executive officer)

Date:	September 30, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ C. Mark Pickrell
C. Mark Pickrell	General Counsel, Chief Administrative Officer, Secretary, and Director (principal financial officer and principal accounting officer)	September 30, 2022
/s/ S. Duke Herrell
S. Duke Herrell	Interim Chief Executive Officer, Chief Medical Officer, and Director (principal executive officer)	September 30, 2022

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